11 58 5 33

02020506

2-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of February, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

Paris, February 21, 2002

Press release

- **Mikhail Gorbachev, President of Green Cross International, and Gérard Mestrallet, SUEZ Chairman and CEO, have signed a partnership agreement for joint action in the Volga River basin**
- **The arrangement provides a concrete illustration of SUEZ initiatives in the campaign to Bridge the Water Divide**

Gérard Mestrallet, Chairman and Chief Executive Officer of SUEZ and Mikhail Gorbachev, President of Green Cross International, signed a partnership agreement February 21 by which SUEZ will contribute its technical and financial support to a Volga River basin project carried out by Green Cross International and UNESCO.

SUEZ will help Green Cross International set up a water quality measuring system along the Volga River which suffers from heavy water use and deteriorating water quality. SUEZ will also evaluate priorities for investments needed to restore water quality and improve water resource management.

This initiative is part of the "Water for Peace" project which aims to assess and reduce factors of conflict in six major river basins: the Parana River in Latin America, the Okavango and the Volta in Africa, the Danube in Central Europe, the Jordan in the Middle East, and the Volga in Russia.

This partnership was signed in advance of the opening in Lyon of a seminar on globalization and sustainable development organized by Green Cross International. The joint undertaking serves to illustrate SUEZ's commitment and readiness to act to meet water-related problems, and is an extension of Gérard Mestrallet's call in October 2001 in support of "Bridging the Water Divide" to ensure water access for everyone.

Green Cross International is an NGO founded in 1993 by Mikhail Gorbachev. Its aim is to promote a more harmonious relationship between man and nature in order to promote sustainable development. Water is one of its main focuses.

SUEZ, with its subsidiary Ondeo, is the world leader in water-related services. Its international development and the nature of its responsibilities lead the Group to place a high priority on water-related problems because of their threat to everyone's right to this natural resource.

It was for this reason that in July 1999 SUEZ created the Water Resources Department. It associates within the same unit an analytical capacity and the ability to propose and coordinate water-related solutions. The Department is guided in its work by a committee of some 20 independent, international water experts, the "Water Resources Advisory Committee". Among its recommendations was the suggestion that SUEZ systematically reconcile its activities to a dynamic of integrated water resource management, meaning to take into consideration both the upstream and downstream consequences of all its field activity.

The present agreement meets this criterion. SUEZ is a major factor in water operations in Buenos Aires, Budapest, and Amman, as well as in three of the six "Water for Peace" river basin programs: the Parana, Danube and the Jordan rivers.

Press contacts:
Antoine Lenoir: (331) 4006 6650 / *For Belgium:* Guy Dellicour: 00 322 507 02 77
This release is also available on the Internet: http://www.suez.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : February 25, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.